Exhibit 23.2

Independent Registered Public Accounting Firm’s Consent

We consent to the inclusion in this Registration Statement of Full Spectrum, Inc. on Form S-1 (Amendment No. 1) (File No. 333-212361) of our report dated April 28, 2016, except for Note 1A, as to which the date is September 2, 2016, which includes an explanatory paragraph as to the Company’s ability to continue as a going concern, with respect to our audit of the financial statements of Full Spectrum, Inc. as of December 31, 2015 and 2014 and for the years then ended, which report appears in the Prospectus, which is part of this Registration Statement. We also consent to the reference to our Firm under the heading “Experts” in such Prospectus.

/s/ Marcum llp

Marcum llp

New York, NY

September 2, 2016